SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Cienega Creek Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

17178A 10 7

(CUSIP Number)

Qingyu Meng and Yung Kong Chin
Room 2303, 2304 ShenFang Square, 3005 RenMing Road South
LuFung District, Shenzhen, China 518001
(86) 411 84508566

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 26, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐ .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 17178A 10 7

1) Name of Reporting Persons:

China Sheng Yong Bio-pharmaceutical Holding Company Limited

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3) SEC Use Only

4) Source of Funds (See Instructions)

WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant To

Items 2(d) or 2(e) ☐

6) Citizenship Or Place Of Organization

British Virgin Islands

(7) Sole Voting Power
1,299,000
Number of
Shares
Beneficially	(8) Shared Voting Power
Owned	0
By Each
Reporting
Person With	(9) Sole Dispositive Power
1,299,000

(10) Shared Dispositive Power
0

11) Aggregate Amount Beneficially Owned by Each Reporting Person

1,299,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13) Percent of Class Represented by Amount in Row (11)

Approximately 56.62% (1)

14) Type of Reporting Person

CO

(1) Based on 2,294,250 shares of common stock issued and outstanding as of the date of this report.

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CUSIP No. 17178A 10 7

1) Name of Reporting Persons:

Qingyu Meng

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3) SEC Use Only

4) Source of Funds (See Instructions)

WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant To

Items 2(d) or 2(e) ☐

6) Citizenship Or Place Of Organization

People’s Republic of China

(7) Sole Voting Power
1,299,000
Number of
Shares
Beneficially	(8) Shared Voting Power
Owned	0
By Each
Reporting
Person With	(9) Sole Dispositive Power
1,299,000

(10) Shared Dispositive Power
0

11) Aggregate Amount Beneficially Owned by Each Reporting Person

1,299,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13) Percent of Class Represented by Amount in Row (11)

Approximately 56.62% (1)

14) Type of Reporting Person

IN

(1) Based on 2,294,250 shares of common stock issued and outstanding as of the date of this report.

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CUSIP No. 17178A 10 7

1) Name of Reporting Persons:

Yung Kong Chin

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3) SEC Use Only

4) Source of Funds (See Instructions)

WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant To

Items 2(d) or 2(e) ☐

6) Citizenship Or Place Of Organization

People’s Republic of China

(7) Sole Voting Power
1,299,000
Number of
Shares
Beneficially	(8) Shared Voting Power
Owned	0
By Each
Reporting
Person With	(9) Sole Dispositive Power
1,299,000

(10) Shared Dispositive Power
0

11) Aggregate Amount Beneficially Owned by Each Reporting Person

1,299,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13) Percent of Class Represented by Amount in Row (11)

Approximately 56.62% (1)

14) Type of Reporting Person

IN

(1) Based on 2,294,250 shares of common stock issued and outstanding as of the date of this report.

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Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 (the “Common Stock”), of Cienega Creek Holdings, Inc., a Nevada corporation (the “Company”). The address of the Company’s principal executive office is Room 2303, 2304 ShenFang Square, 3005 RenMing Road South, LuFung District, Shenzhen, China 518001.

Item 2.  Identity & Background

This statement is being filed jointly by China Sheng Yong Bio-pharmaceutical Holding Company Limited (“CSYB”), a BVI limited company, Qingyu Meng and Yung Kong Chin.  Messrs. Meng and Chin are citizens of the People’s Republic of China. Mr. Meng is President and Director Nominee of the Company and Director and President of CSYB.   Mr. Chin is Secretary and Director Nominee of the Company and Director and Secretary of CSYB.  The address for each of these companies is Room 2303, 2304 ShenFang Square, 3005 RenMing Road South, LuFung District, Shenzhen, China 518001.

Since 2005, Mr. Meng has been the chairman and president of China Housefly Biotechnology Holding Company.  Mr. Chin has served as president of QMIS Capital Finance Pty. Ltd. in Singapore and QMIS Capital Finance Investment Inc. from 2003 to the present.

During the past five years, none of the reporting persons has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds and Other Consideration.

The amount of funds used by CSYB to purchase the shares of common stock was $280,000.  All of such funds were provided by CSYB.

Item 4.      Purpose of Transaction.

The securities of the Company acquired by CSYB were acquired in order to gain control of the Company.  Following the acquisition, CSYB owns approximately 56.62% of the issued and outstanding common stock of the Company.  Other than as set forth below, the reporting persons currently have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraph (a) through (j) of Item 4 of the instructions to this Report.

On April 28, 2010, the Company entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) by and among CSYB, Belmont Partners, LLC (the “Seller”), and the Company.  Pursuant to the terms of the Purchase Agreement, on April 28, 2010, CSYB acquired from the Seller 1,299,000 shares (the “Purchased Stock”), or approximately 56.62%, of the issued and outstanding common stock of the Company.  In consideration for the sale of the Purchased Stock, CYSB paid the Seller $280,000 and the Company agreed to issue to the Seller shares of its common stock (the “Issued Stock”) such that the Seller will own 5% of the issued and outstanding capital stock of the Company after the closing of a merger transaction with an as of yet unidentified target corporation contemplated by the Purchase Agreement.

Pursuant to the terms of the Purchase Agreement, the then current officer and director of the Company resigned on the closing date and Mr. Meng and Mr. Chin were named as directors and as President and Secretary of the Company, respectively.  Such resignation and appointment were effective as of the closing date with respect to the officers of the Company.  The resignation of the current director and the naming of Mr. Meng and Mr. Chin as directors will take effect on the tenth day following the mailing by the Company of an information statement that complies with the requirements of Section 14f-1 of the Securities Exchange Act of 1934.  A copy of the Purchase Agreement is included as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on April 28, 2010, and is incorporated herein by reference.  All references to the Purchase Agreement are qualified in their entirety by the text of such exhibit.

The Company was a “shell company” as defined in Rule 12b-2 of the Exchange Act prior to the change in control and continues to be a “shell company.”  As contemplated by the Purchase Agreement, Mr. Meng and Mr. Chin intend to seek out a potential merger and/or acquisition candidate for the Company to enable the Company to emerge from its status as a “shell company.”

Page 5of 9

Item 5.      Interest in Securities of the Company.

(a)
The aggregate number and percentage of common stock of the Company beneficially owned by the reporting persons is 1,299,000 shares, or 56.62% of the outstanding common stock of the Company, based on 2,294,250 shares of common stock outstanding as of the date of this report.

(b)	The reporting persons each have the sole power to vote or direct the vote, and to dispose or direct the disposition, of 1,299,000 shares of common stock of the Company.

(c)	Other than as described in Item 4 above, the reporting persons have not effected any transaction in the shares of common stock of the Company in the past sixty days.

(d)
No person, other than the reporting persons, are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,299,000 shares of common stock of the Company.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Except as set forth above or set forth in the exhibit, there are no contracts, arrangements, understandings or relationships between the reporting persons and any other person with respect to any securities of the Company.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1
Common Stock Purchase Agreement by and among China Sheng Yong Bio-pharmaceutical Holding Company Limited, Belmont Partners, LLC, and the Company, dated April 26, 2010 (attached as an exhibit to the Company’s current report on Form 8-K filed on April 28, 2010).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	May 12, 2010	China Sheng Yong Bio-pharmaceutical Holding Company Limited

		By:	/s/ Qingyu Meng
Name: Qingyu Meng
Title: President

Dated:	May 12, 2010	/s/ Qingyu Meng
Qingyu Meng

Dated:	May 12, 2010	/s/ Yung Kong Chin
Yung Kong Chin

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